Exhibit 99.1

Scorpio Tankers Inc. Announces Investment in Dorian LPG Ltd.

MONACO -- (Marketwired – October 28, 2013) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) today announced that it has entered into an agreement with Dorian LPG Ltd. (“Dorian”) whereby the Company will contribute its entire fleet of newbuilding Very Large Gas Carriers, or VLGCs, together with a cash contribution of $1.9 million in exchange for newly issued shares representing 30% of Dorian’s pro-forma outstanding shares immediately following the transaction. As of the date of the transaction, the Company will have paid $83.1 million in installment payments for the 11 VLGC contracts.

As part of the transaction the Company will obtain certain protection rights customary for significant shareholders, which will terminate upon Dorian’s initial public offering and listing on a national securities exchange, which is expected to take place within 2014.

Emanuele Lauro, Chairman and CEO of Scorpio Tankers, commented “We are pleased with this investment in Dorian LPG on several fronts.  We are participating in significant consolidation in the VLGC sector, creating – in Dorian – a preeminent owner/ operator of modern fuel efficient assets.  As important, we expect our shareholders will ultimately benefit both from the expected growth of seaborne LPG demand and the success of Dorian LPG as a highly reputable, US listed security.”

The above-mentioned transaction, which is subject to the execution of definitive agreements and satisfaction of customary closing conditions, is expected to close within the fourth quarter of 2013.  Perella Weinberg Partners LP acted as financial advisor to the Company.

Conference Call

The Company will have a conference call on October 28, 2013 at 12:00 PM Eastern Daylight Time and 5:00 PM Central European Time to discuss the Company’s results of operations for the three and nine months ended September 30, 2013.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (888)-215-7046 (U.S.) or 1 (913)-312-0659 (International).  The conference participant passcode is 6328598. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL:  http://www.visualwebcaster.com/event.asp?id=96603

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 19 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, 12 MR tankers, and one post-Panamax tanker) with an average age of 4.0 years, time charters-in 29 product tankers (eight LR2, four LR1, eight MR and nine Handymax tankers), and has contracted for 54 newbuilding vessels (28 MR, 12 LR2, and 14 Handymax ice class-1A product tankers), 44 are expected to be delivered to the Company in 2014 and 10 within 2015. Upon completion of the above-mentioned transaction, the Company will also own up to 30% of Dorian LPG Ltd.  Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

About Dorian LPG Ltd.

Dorian LPG is a pure-play LPG shipping company, combining the LPG shipping activities of Dorian (Hellas) S.A. and SEACOR, and intends to become a leading owner and operator of modern fuel efficient Very Large Gas Carriers (“VLGCs”). After conclusion of the above-mentioned transaction, Dorian LPG will own and operate three modern VLGCs and one pressurized LPG vessel. In addition, after conclusion of the above-mentioned transaction, Dorian LPG will have 14 fuel-efficient VLGC newbuildings on order at Hyundai Heavy Industries Co., Ltd. and Daewoo Shipping and Marine Engineering Ltd with expected deliveries in July and August 2014, January, April, May, July (x2), August, October (x2) and November (x2) 2015, and January (x2) 2016.  In addition Dorian LPG will also hold options for an additional five VLGCs.  Dorian LPG has offices in Connecticut, USA; London, United Kingdom and Piraeus, Greece.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616